

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Christian Lown
Executive Vice President and Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102-3110

      Re: Federal Home Loan Mortgage Corporation
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-34139

Dear Christian Lown:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance